COMMENTS RECEIVED ON 11/30/2018

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI International Minimum Volatility Index Fund

Fidelity SAI U.S. Minimum Volatility Index Fund

POST-EFFECTIVE AMENDMENT NO. 443

1.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit a completed fee table and hypothetical expense table when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

From Fidelity SAI International Minimum Volatility Index Fund

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.20% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of fiscal year prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through December 31, [2018]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

3.

All funds

“Fund Summary” (prospectus)

“Fee Table”

From Fidelity SAI International Minimum Volatility Index Fund

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.20% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of fiscal year prior reimbursed expenses up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through December 31, [2018]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff requests we revise the footnote to clarify that each fund is only recouping expenses that were reimbursed during the current fiscal year.

R:

The footnote will be revised as follows:

[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.20% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of fiscal year ~~prior reimbursed~~ any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through December 31, [2018]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for each fund. The Staff also requests we add small and mid‐cap risks, if appropriate.

R:

Each fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of each fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

With regard to the index, the Staff requests we provide, either in the Fund Summary or full prospectus, a plain English description of the index methodology including the following: component selection criteria, explaining how components are included and excluded; index weighting methodology; name of the index provider; rebalance and reconstitution process, including frequency; and the approximate number of index components.

R:

Each fund will add the following disclosure to the section entitled, “Investment Details – Other Investment Strategies” in the prospectus:

With respect to the Fidelity SAI International Minimum Volatility Index Fund:

The Fidelity International Low Volatility Focus IndexSM is designed to reflect the performance of a broad range of equities across developed markets that in the aggregate have lower volatility relative to the broader foreign developed equity markets. The universe of stocks for consideration in the index consists of the largest developed international stocks based on float-adjusted market cap and certain liquidity and investability requirements.

The Fidelity International Low Volatility Focus IndexSM is constructed using Fidelity's rules-based proprietary index methodology. Stocks are ranked within the broad investment universe and given a composite score based on two measures of volatility: low 5-year standard deviation of price returns and low 5-year beta.

The index is rebalanced quarterly using an optimization process that seeks to select the highest ranked stocks subject to certain sector, country, security and turnover constraints. Typically, there are between 100 and 150 index constituents.

With respect to the Fidelity SAI U.S. Minimum Volatility Index Fund:

The Fidelity U.S. Low Volatility Focus Index SM is designed to reflect the performance of a broad range of U.S. equities that in the aggregate have lower volatility relative to the broader U.S. equity market. The universe of stocks for consideration in the index consists of the largest U.S. stocks based on market capitalization and certain liquidity and investability requirements.

The Fidelity U.S. Low Volatility Focus Index SM is constructed using Fidelity's rules-based proprietary index methodology. Stocks are ranked within the broad investment universe and given a composite score based on three measures of volatility: low 5-year standard deviation of price returns, low 5-year beta, and low 5-year standard deviation of earnings per share.

The index is rebalanced quarterly using an optimization process that seeks to select the highest ranked stocks subject to certain sector, security and turnover constraints. Typically, there are between 150 and 200 index constituents.

6.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the index methodology white paper as soon as possible.

R:

The index methodology will be transmitted separately via email.

7.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the strategy used to track the index in the “Fund Summary” section. If derivatives are used to track the index, disclose that in the principal strategies sections and add corresponding risks.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund in the summary section in accordance with Form N-1A. Each fund’s statistical sampling strategy is disclosed in the “Fund Basics” section under “Principal Investment Strategies”. In addition, the fund does not currently use derivatives as part of any principal strategy. Accordingly, we do not believe any additional disclosure is needed.

8.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose in the “Fund Summary” section that the funds will concentrate to the same extent as the index.

R:

Each Fund has adopted a fundamental investment policy that prohibits it from purchasing the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry. As a result, the funds will not be permitted to so concentrate. Accordingly, additional disclosure is not appropriate.

9.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether the indices are currently concentrated in any industry. If so, the Staff requests we disclose the industry and add a corresponding risk.

R:

Based on the publicly available information on the indices, the identified index for each fund is not concentrated in any single industry. Accordingly, we have not modified the disclosure.

10.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose how the index determines if a security has lower volatility relative to broader markets.

R:

 Please refer to our response to comment 5.

11.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a concentration risk in the “Principal Investment Risks” section, to the extent each fund would concentrate to the same extent as the index.

R:

As noted above, the funds have adopted fundamental investment restrictions that prohibit industry concentration. Accordingly, we have not modified the disclosure.

12. All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for each fund’s name test, each fund confirms that, at this time, each fund is not expected to count derivatives toward its 80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80% policy, each fund would value its derivatives positions using their mark to market values.

13.

All funds

“Additional Index Information” (prospectus)

“Each fund is entitled to use its Index pursuant to a licensing arrangement with the Adviser.”

C:

The Staff requests we file the license arrangement as an exhibit to the registration statement.

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.

14.

All funds

“Additional Index Information” (prospectus)

C:

The Staff requests we explain whether there is any licensing fee and, if so, confirm that fee is reflected in the fee table.

R:

The fund is not responsible for the payment of any licensing fees.

15.

All funds

“Investment Policies and Limitations” (SAI)

C:

The Staff requests we add a fundamental concentration policy for each fund to concentrate to the same extent as their index.

R:

As noted above, the funds have adopted fundamental investment restrictions that prohibit industry concentration. Accordingly, we have not modified the disclosure.